Exhibit 4.45

CATERING SERVICES FRAMEWORK

AGREEMENT

The following parties entered into this Agreement as at [•] in Guangzhou:

China Southern Airlines Company Limited (“Party A”)

Address: No. 68 Qixin Road, Bai Yun District, Guangzhou

Legal Representative: Ma Xu Lun

Shenzhen Air Catering Co., Ltd. (“Party B”)

Address: Floor 5, Southern Airlines Complex, Shenzhen Bao’an International Airport,

Fuyong Street, Bao’an District, Shenzhen

Legal Representative: Cheng Yong (程勇)

Based on the principle of equality and mutual benefit, Party A and Party B hereby reach the following framework agreement on the provision of in-flight catering and other related in-flight services by Party B to Party A via consultation.

I. Scope of Services

1. Pursuant to this Agreement, Party B agrees to provide the ordering, preparation, supply, recycling, storage and loading services for the in-flight meal and supply; supply services of meal and service supplies in the two-class lounges; and other relevant services, for the arrival and departure flights designated by the Party A at the airport where Party B is located.

2. Party A’s arrival and departure flights at the airport where Party B is located include scheduled flights and non-scheduled flights. Scheduled flights refer to the planned flights running according to the schedule; non-scheduled flights refer to special planes, charter flights, temporary flights or flight cancellations, delays, stopovers and alternate flights.

3. Party A in this Agreement includes China Southern Airlines Company Limited and its wholly-owned and controlled subsidiaries.

II. Rights and Obligations of Party A

1. Party A shall provide Party B with the distribution plan of meal and supply in advance, and inform Party B in time if it is necessary to adjust the distribution plan of meal and supply for non-scheduled flights.

Party A has the right to adjust the variety and quantity of supplies according to the needs of flights and services.

2. Party A is responsible for providing supplies and tableware needed for meal to Party B as planned, or entrusting Party B to order according to Party A’s requirements when necessary.

3. Party A has the right to inspect Party B’s safety and hygiene irregularly, and require Party B to immediately improve the deficiencies.

III. Rights and Obligations of Party B

1. Party B shall provide meal, supply and other related services for Party A’s flights on time and in quantity conforming to the meal and supply distribution plan provided by Party A and the menu approved by Party A, and deliver the prepared meal and supply to Party A’s plane according to Party A’s requirements, place them at the designated location, and go through the handover procedures to ensure that Party A’s flight is not delayed due to meal and supply distribution.

2. Party B shall formulate, regularly adjust and replace the menu according to the requirements of Party A. Party B shall strictly implement the Food Safety Law of the People’s Republic of China and the aviation catering industry standards to ensure that the meals meet the national food hygiene laws and industry standards.

3. Party B shall comply with Party A’s requirements on safety, warehousing and recycling management.

4. Party B shall guarantee to assist Party A in performing this Agreement according to the corresponding listing rules of the stock exchanges where its securities are listed (hereinafter referred to as the Listing Rules).

IV. Special Agreement

1. The pricing of both parties to the transaction shall follow the principle of fairness and reasonableness, based on the fair market price according to the national or local charging regulations, and the transaction price promised by Party B to Party A is not higher than the price or charging standard of an independent third party.

2. Party A and Party B unanimously agree that during the validity period of this Agreement, the annual transaction caps are RMB200 million in 2022, RMB230 million in 2023 and RMB265 million in 2024. With regard to the transaction caps, both parties shall meet the requirements of relevant Listing Rules during the implementation of this Agreement.

V. Liability for Breach

In case that either Party A or Party B violates this Agreement and fails to perform or fully perform its obligations under this Agreement, it will constitute a breach of contract. The breaching party shall bear the liability for breach of contract in accordance with the relevant provisions of the Civil Code of the People’s Republic of China, and the other party has the right to terminate this Agreement.

VI. Dispute Resolution

Party A and Party B shall settle any dispute arising from the interpretation, effectiveness and implementation of this Agreement through friendly negotiation. In case that negotiation fails, either party may submit the dispute to the people’s court with jurisdiction in Guangzhou for litigation.

VII. Effectiveness and Validity of this Agreement

This Agreement is valid for 3 years from 1 January 2022 to 31 December 2024. This Agreement shall be legally binding on both parties from the effective date.

VIII. Miscellaneous

1. Without the prior written consent of both parties, neither party shall arbitrarily change or modify the terms and contents of this Agreement. Any supplement, modification and written supplementary agreement agreed by both parties shall be legally binding on both parties.

2. For any matters not covered in this Agreement, both parties shall negotiate separately and sign a written supplementary agreement, which has the same legal effect as this Agreement.

3. This Agreement is made in quadruplicate, with Party A and Party B holding two copies each, all of which have the same legal effect.

Party A: China Southern Airlines Company Limited

Authorized Representative:

Date:

Party B: Shenzhen Air Catering Co., Ltd.

Authorized Representative:

Date: